SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

Prana Biotechnology Limited

(Name of Registrant)

Level 2, 369 Royal Parade Parkville  Victoria  3052 Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. Notice of AGM and Explanatory Memorandum

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED
(Registrant)

By	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

October 24, 2013

PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

Notice of Annual General Meeting and Explanatory Memorandum

Prana Biotechnology Limited:	**ACN 080 699 065**
Date of Meeting:	Thursday 28th November 2013
Time of Meeting:	10:30am (AEDT) Registration from 10:15am
Place of Meeting:	Giorgios Restaurant Function Room, 1235 High Street, Armadale Victoria, 3143

This is an important document. It should be read in its entirety.
If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065

Notice is given that the 2013 Annual General Meeting of Prana Biotechnology Limited ("the **Company**" or "**Prana**") will be held at Giorgios Restaurant function room, 1235 High Street, Armadale Victoria, 3143 on Thursday 28th November 2013 at 10:30am (Melbourne, Victorian, daylight saving time), for the purposes of considering and, if thought fit, passing each of the resolutions referred to in this Notice of Annual General Meeting.

Further details in respect of each of the resolutions proposed in this Notice of Annual General Meeting are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting. The details of the resolutions contained in the Explanatory Memorandum should be read together with, and form part of, this Notice of Annual General Meeting.

Please read this Notice of Annual General Meeting carefully and consider directing your proxy on how to vote on each resolution by marking the appropriate box on the proxy form included with this Notice of Annual General Meeting. Shareholders who intend to appoint the Chairman as proxy (including appointment by default) should have regard to Proxy and Voting Instructions on page 4 of this Notice of Annual General Meeting.

ORDINARY BUSINESS

2013 Annual Financial Statements

To receive and consider the 2013 Annual Financial Statements of the Company in respect of the year ended 30 June 2013 and comprising the Annual Financial Report, the Directors' Report and the Auditor's Report. At the meeting, a representative of the Company's auditors, PricewaterhouseCoopers, will be invited to attend to answer questions about the audit of the Company's 2013 Annual Financial Statements.

Ordinary Resolution – Resolution #1 – Non-binding resolution to adopt Remuneration Report

To consider and, if thought fit, to pass the following resolution as an advisory and non-binding ordinary resolution:

> "THAT for the purposes of section 250R(2) of the *Corporations Act*, the Remuneration Report for the financial year ended 30 June 2013 as disclosed in the Directors' Report is adopted."

Voting Exclusion and Restriction Statement:

The Company will disregard all votes cast on Resolution 1 by, or on behalf of:

- *a member of the key management personnel (**KMP**), details of whose remuneration are included in the Remuneration Report for the year ended 30 June 2013; or*
- *a closely related party of a KMP,*

whether the votes are cast as a shareholder, proxy or in any other capacity.

However, the Company will not disregard a vote cast on Resolution 1 by a KMP or a closely related party of a KMP if it is cast as a proxy and it is not cast on behalf of a KMP or a closely related party of a KMP and either:

- *the proxy is appointed by writing that specifies how the proxy is to vote on the resolution proposed in Resolution 1; or*
- *the proxy is the Chairman of the meeting and the appointment of the Chairman as proxy specifies the way the proxy is to vote on Resolution 1 and expressly authorises the Chairman to exercise the proxy even if the resolution is connected directly or indirectly with the remuneration of a KMP for the Company or if the Company is part of a consolidated entity, for the entity.*

If you are a KMP or a closely related party of a KMP (or are acting on behalf of any such person) and purport to cast a vote that will be disregarded by the Company (as indicated above), you may be liable for an offence for breach of voting restrictions that apply to you under the Corporations Act.

KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, whether directly or indirectly. Members of KMP include its directors and certain senior executives.

A closely related party of a member of the KMP means any of the following:

- *a spouse, child or dependent of the member;*
- *a child or dependent of the member's spouse;*
- *anyone else who is one of the member's family and may be expected to influence, or be influenced by, the member in the member's dealings with the Company;*
- *a company the member controls; or*
- *a person prescribed by regulations (as at the date of this notice of meeting, no additional persons have been prescribed by regulation).*

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 4 of this Notice of Annual General Meeting.
Further details in respect of this Resolution 1 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #2 – Re-Election of Non-Executive Director – Mr Brian Meltzer

To consider and, if thought fit, pass as an ordinary resolution, the following:

> "THAT Mr Brian Meltzer, a Non-Executive Director of the Company, who retires by rotation in accordance with the Company's Constitution and, being eligible, offers himself for re-election, be re-elected as a Director of the Company."

Further details in respect of this Resolution 2 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

Ordinary Resolution – Resolution #3 – Ratification of previously issued securities - ATM

To consider and, if thought fit, pass the following as an ordinary resolution:

> "THAT for the purposes of ASX Listing Rule 7.4, and for all other purposes, Shareholders approve the ratification of 20,157,930 new fully paid ordinary shares (PBT) of the Company previously issued pursuant to a capital raising, as detailed in the Explanatory Memorandum to this Notice of Meeting, by the Company pursuant to the terms described and set forth in the Explanatory Memorandum that accompanied and formed part of the Notice of Annual General Meeting."

<u>Voting Exclusion and Restriction Statement:</u>
The Company will disregard any votes cast on Resolution 3 by:

- *persons who participated in the issue; or*
- *an associate of those persons.*

However, the Company need not disregard a vote on Resolution 3 if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 4 of this Notice of Annual General Meeting.
Further details in respect of this Resolution 3 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

SPECIAL BUSINESS

Special Resolution – Resolution #4 – Approval of 10% Placement Issue

To consider and, if thought fit, pass the following as a special resolution:

> "THAT, pursuant to and in accordance with ASX Listing Rule 7.1A and for all other purposes, the Company may elect to utilise the issue of equity securities up to 10% of the issued capital of the Company (at the time of issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions described in the Explanatory Memorandum to this Notice of Meeting, be and is hereby approved."

Voting Exclusion and Restriction Statement:

The Company will, in accordance with ASX Listing Rule 14.11, disregard any votes cast in respect of Resolution 4 by a person who may participate in the 10% placement issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if this resolution is passed, and any associates of those persons. As at the date of this Notice of Meeting the Company has no specific plans to issue equity securities under the 10% placement issue and therefore it is not known who (if any) may participate in a potential (if any) issue of equity securities under the 10% placement issue.

However, the Company need not disregard a vote cast on the resolution if:

- *it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or*
- *it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.*

Shareholders who intend to appoint the Chairman as proxy (including an appointment by default) should refer to the Proxy and Voting Instructions on page 4 of this Notice of Annual General Meeting.
Further details in respect of this Resolution 4 are set out in the Explanatory Memorandum accompanying this Notice of Annual General Meeting.

OTHER BUSINESS

To consider any other business that may be brought before the Meeting in accordance with the Constitution of the Company and the *Corporations Act*.

By the order of the Board;

Mr Richard Revelins
Company Secretary
Prana Biotechnology Limited

Dated: Thursday 24th October 2013

The accompanying Explanatory Memorandum, Proxy Form and Voting Instructions form part of this Notice of Meeting.

PROXY AND VOTING INSTRUCTIONS

Proxy Instructions
A Shareholder who is entitled to attend and vote at this meeting may appoint:

(a) one proxy if the Shareholder is only entitled to one vote; and

(b) one or two proxies if the Shareholder is entitled to more than one vote.

Where more than one proxy is appointed each proxy may be appointed to represent a specific proportion of the Shareholder's voting rights. If the appointment does not specify the proportion or number of votes each proxy may exercise, each proxy may exercise half of the votes, in which case any fraction of votes will be disregarded.

The proxy may, but need not, be a member of the Company.

Where a Shareholder appoints two proxies, on a show of hands, neither proxy may vote if more than one proxy attends and on a poll each proxy may only exercise votes in respect of those shares or voting rights the proxy represents.

The proxy form (and the power of attorney or other authority, if any, under which the proxy form is signed) or a copy or facsimile which appears on its face to be an authentic copy of the proxy form (and the power of attorney or other authority) must be lodged at the registered office of the Company or sent by facsimile transmission to the Company's registered office on +61 (0)3 9822 7735 not less than 48 hours before the time for holding the Meeting, or adjourned meeting as the case may be, at which the individual named in the proxy form proposes to vote.

The proxy form must be signed by the Shareholder (or in the case of a joint holding, by each joint holder) or his/her attorney duly authorised in writing or, if the member is a corporation, in a manner permitted by the *Corporations Act*. A proxy given by a foreign corporation must be executed in accordance with the laws of that corporation's place of incorporation.

If you sign the proxy form and do not appoint a proxy, you will have appointed the Chairman of the meeting as your proxy. In that case, your shares will not be voted on Resolution 1 (Remuneration Report) unless you direct the Chairman of the meeting as your proxy how to vote by marking the appropriate box on the proxy form.

The appointment of one or more duly appointed proxies will not preclude a Shareholder from attending this meeting and voting personally. If the Shareholder votes on a resolution, the proxy must not vote as the Shareholder's proxy on that resolution. A proxy form is attached to this Notice.

How the Chairman will vote undirected proxies
The Chairman of the meeting will vote undirected proxies on, and in favour of, all of the proposed resolutions (this includes Resolution 1).

Proxies that are undirected on Resolution 1 (Remuneration Report)
If you appoint the Chairman of the meeting as your proxy (or if he maybe appointed by default) and do not direct him how to vote on Resolution 1, he will vote your proxy in favour of that item of business, even if the Chairman of the meeting has an interest in the outcome of Resolution 1, and votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest.

Corporate Representatives
Any corporation which is a Shareholder of the Company may appoint a proxy, as set out above, or authorise (by certificate under common seal or other form of execution authorised by the laws of that corporation's place of incorporation, or in any other manner satisfactory to the Chairperson of the meeting) a natural person to act as its representative at any general meeting.

Corporate representatives are requested to bring appropriate evidence of appointment as a representative in accordance with the constitution of the Company. Attorneys are requested to bring the original or a certified copy of the power of attorney pursuant to which they were appointed. Proof of identity will also be required for corporate representatives and attorneys.

Voting Entitlement
For the purposes of section 1074E(2)(g)(i) of the *Corporations Act* and Regulation 7.11.37 of the Corporations Regulations, the Board has determined that Shareholders entered on the Company's Register of Members as at 26th November 2013 at 05:00pm (Melbourne, Victorian, daylight saving time) are entitled to attend and vote at the meeting. Transactions registered after that time will be disregarded in determining the Shareholders entitled to attend and vote at the meeting.

On a poll, Shareholders have one vote for every fully paid ordinary share held. Holders of options are not entitled to vote.

In the case of joint holders of shares, if more than one holder votes at any meeting, only the vote of the first named of the joint holders in the share register of the Company will be counted.

PRANA BIOTECHNOLOGY LIMITED

ACN 080 699 065
("the **Company**")

2013 ANNUAL GENERAL MEETING

PURPOSE OF INFORMATION

This Explanatory Memorandum ("this **Memorandum**") accompanies and forms part of the Company's Notice of the 2013 Annual General Meeting ("**AGM**") to be held at Giorgios Restaurant function room, 1235 High Street, Armadale Victoria, 3143 on Thursday 28th November 2013 at 10:30am (Melbourne, Victorian, daylight saving time).

The Notice of the 2013 Annual General Meeting incorporates, and should be read together with, this Memorandum.

ORDINARY BUSINESS

2013 Annual Financial Statements

The 2013 Annual Financial Statements, comprising the Financial Report, Directors' Report and Auditor's Report for the year ended 30 June 2013 will be laid before the meeting. Shareholders will have the opportunity to ask questions about or make comments on the 2013 Annual Financial Statements and the management of the Company. A representative of the auditor will be invited to attend to answer questions about the audit of the Company's 2013 Annual Financial Statements.

The Company's 2013 Annual Financial Statements are set out in the Company's 2013 Annual Report which can be obtained from the Company's website, www.pranabio.com or upon request to the Company Secretary at the Company's registered office, Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia (telephone +61 (0)3 9824 5254).

There is no requirement for these reports to be formally approved by Shareholders. No resolution is required to be moved in respect of this item.

Ordinary Resolution – Resolution #1: Non-binding Resolution - Remuneration Report

The Company is required, pursuant to the *Corporations Act 2001*, to propose at each annual general meeting a non-binding resolution that the Remuneration Report (which forms part of the Director's Report in the Annual Financial Statements) be adopted.

The purpose of Resolution 1 is to lay before the Shareholders the Company's Remuneration Report for the year ended 30 June 2013 so that Shareholders attending the 2013 Annual General Meeting of the Company will have an opportunity to discuss and put questions in respect of the Remuneration Report and the management of the Company, and vote on an advisory and non-binding resolution to adopt the Remuneration Report.

The Board will consider the outcome of the vote and comments made by Shareholders on the Remuneration Report at the meeting when reviewing the Company's remuneration policies.

The vote on the resolution for the adoption of the Remuneration Report is advisory only and does not bind the Directors or the Company. However, under the *Corporations Act*, if at least 25% of the votes cast on the resolution at the 2013 Annual General Meeting are voted against the adoption of the Remuneration Report, then:

(a) if comments are made on the Remuneration Report at the Annual General Meeting, the Company's remuneration report for the financial year ending 30 June 2014 will be required to include an explanation of the Board's proposed action in response or, if no action is proposed, the Board's reasons for this; and

(b) if, at the Company's 2014 annual general meeting, at least 25% of the votes cast on the resolution for adoption of the remuneration report for the relevant financial year are against its adoption, the Company will be required to put to shareholders a resolution proposing that a general meeting (**Spill Meeting**) be called to consider the election of Directors (**Spill Resolution**). The Spill Meeting must be held within 90 days of the date of the 2014 annual general meeting. For any Spill Resolution to be passed, more than 50% of the votes cast on the resolution must be in favour of it. If a Spill Resolution is passed, all of the Directors (other than any managing director) will cease to hold office immediately before the end of the Spill Meeting unless re-elected at that meeting.

The Remuneration Report forms part of the Directors' Report which has been unanimously adopted by resolution of the Board. The Directors have resolved in favour or the Remuneration Report and commend it to Shareholders for adoption. The Company encourages all Shareholders to cast their votes on Resolution 1.

The Company’s policy in relation to the remuneration of its Board of Directors is summarised below. This policy, in the opinion of the Board, is in line with industry practice and is market competitive. The structure is designed to recognise and compensate for the skills and demands of the various responsibilities undertaken.

The Company is committed to providing its shareholders with a clear and transparent explanation of how the recommendations in the Remuneration report were determined. The company seeks to provide its Directors and Management with remuneration that fairly rewards these executives in line with the market for comparative positions. In addition, it is intended that they should be further motivated by longer term performance incentives that align executive rewards with shareholder returns.

Independent industry reports on Australian listed companies are used as market related benchmarks to determine remuneration. We have considered remuneration bands across all listed companies, across similar sized market capitalizations, and in the Pharmaceutical/Biotechnology industry, agreeing remuneration between the range of the 25th and 75th percentile.

Total NED remuneration is close to the 50th percentile. The longer-term incentive has been non-existent for five years but is currently proposed for next year in the second quartile. In the case of the Chairman/CEO, cash remuneration is below average whilst the longer-term incentive is above average in order to ensure that a larger proportion of his total remuneration is more related to movements in the Company’s share price.

If you chose to appoint a proxy, you are encouraged to direct your proxy how to vote on this Resolution by marking either "For", "Against" or "Abstain" on the proxy form for this Resolution. If you appoint the Chairman of the meeting as your proxy (or if he may be appointed by default) and do not direct him how to vote on this Resolution 1, he will vote your proxy in favour of that item of business.

Ordinary Resolution – Resolution #2: Re-Election of Non-Executive Director – Mr Brian Meltzer

At each Annual General Meeting of the Company, one third of the Directors of the Company must retire from office by rotation, in accordance with the Company's Constitution. The Managing Director is not subject to rotation. No Director (except a Managing Director) shall retain office for a period in excess of three years without submitting himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer him or herself for re-election.

Mr Brian Meltzer retires by rotation and being eligible offers himself for re-election.

Appointed to the Board	—	9 December 1999
Last Elected by shareholders	—	26 November 2010
Qualifications	—	B. Com., M.Ec.
Experience	—	Mr Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr Meltzer is a Non-Executive Director on the boards of a number of private companies. He is also a Director on the boards of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).
Interest in Shares and Options	—	326,666 ordinary shares and 1,000,000 options over ordinary shares
Committees	—	Chairman of the Audit, Risk and Compliance Committee and Remuneration Committee.

Ordinary Resolution – Resolution #3: Ratification of previously issued securities - ATM

Pursuant to ASX Listing Rule 7.4, and for all other purposes, Shareholder approval is sought for the ratification of 20,157,930 new fully paid ordinary shares (PBT) of the Company previously issued pursuant to a capital raising during the period to 30th September 2013, utilising the Company's at-the-market (ATM) facility. The ATM facility is operated by New York based McNicoll, Lewis & Vlak LLC (MLV).

Under ASX Listing Rule 7.1, an entity must not issue or agree to issue equity securities exceeding 15% of the share capital of the company within a 12 month period without shareholder approval.

ASX Listing Rule 7.4 provides that an issue made without approval under ASX Listing Rule 7.1 is treated as having been made with approval if the shares or other securities were issued without exceeding the limit imposed by ASX Listing Rule 7.1 and the company subsequently obtains shareholder approval for the prior issue.

Resolution 3 has been proposed to seek ratification of the prior issue of shares pursuant to ASX Listing Rule 7.4.

The allottees of the above mentioned Share Placement were to professional and sophisticated investors and clients of Australian Financial Service License holders and/or to buyers of American Depositing Receipts (ADRs) on NASDAQ where the issue was made to fulfil an on market transaction on NASDAQ. Any issue to fulfil an on market transaction on NASDAQ was made pursuant to the rules of NASDAQ, and subject to compliance with all Australian and US regulatory requirements.

The issue price was determined by the prevailing market price of securities on NASDAQ during the period March 2013 to September 2013 which was in the range of 21.05 cents (A$0.2105) to 59.92 cents (A$0.5992).

The shares which are the subject of Resolution 3, are new fully paid ordinary shares (PBT) ranking equally with the Company's existing listed ordinary shares.

A$8.54 million was raised under this issue. The Company intends to use the capital raised to continue to fund current clinical development and research programs in neurodegeneration and to fund working capital requirements to deliver these programs, after payment of the costs of the issue.

NOTE:
Unless otherwise specified, all monetary amounts are expressed in Australian dollars.

SPECIAL BUSINESS

Special Resolution – Resolution #4: Approval of 10% placement issue

1. General

In 2012, the ASX introduced ASX Listing Rule 7.1A which enables certain 'eligible entities' to issue equity securities of up to 10% of their issued share capital through placements over a 12 month period commencing after the annual general meeting (Additional Placement Capacity). ASX Listing Rules require that Shareholders approve the Additional Placement Capacity by special resolution, at an annual general meeting before any equity securities are issued under the Additional Placement Capacity.

ASX Listing Rule 7.1A enables eligible entities to issue equity securities (as that term is defined in the ASX Listing Rules) up to 10% of its issued share capital through placements over a 12 month period after the Annual General Meeting (**10% Placement Facility**). The 10% Placement Facility is in addition to the Company's 15% placement capacity under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. The Company is an eligible entity.

The Company seeks Shareholder approval by way of a special resolution to have the ability to issue equity securities under the 10% Placement Facility. The exact number of equity securities (if any) to be issued under the 10% Placement Facility will be determined in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) below). The Company may use funds raised from any 10% Placement Facility for funding of specific projects and/or general working capital. It may also use the 10% Placement Facility for non-cash consideration purposes such as joint venture, licensing or collaboration agreements or the acquisition of new products (although the Company presently has no proposal to do so).

The Directors of the Company believe that Resolution 4 is in the best interests of the Company and unanimously recommend that Shareholders vote in favour of this Resolution.

2. Description of ASX Listing Rule 7.1A

(a) Shareholder approval

The ability to issue equity securities under the 10% Placement Facility is subject to shareholder approval by way of a special resolution at an annual general meeting.

(b) Equity Securities

Any equity securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of equity securities of the Company.

The Company, as at the date of the Notice, has on issue three classes of equity securities, Shares, listed options and unlisted options.

(c) Formula for calculating 10% Placement Facility

ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained shareholder approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of equity securities calculated in accordance with the following formula:

(A x D) – E

A is the number of shares on issue 12 months before the date of the issue or agreement:

(A) plus the number of fully paid shares issued in the 12 months under an exception in ASX Listing Rule 7.2;

(B) plus the number of partly paid shares that became fully paid in the 12 months;

(C) plus the number of fully paid shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4; and

(D) less the number of fully paid shares cancelled in the 12 months.

Note that A has the same meaning in ASX Listing Rule 7.1 when calculating an entity's 15% placement capacity.

D is 10%.

E is the number of equity securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of shareholders under ASX Listing Rules 7.1 or 7.4.

(d) ASX Listing Rule 7.1 and ASX Listing Rule 7.1A

The ability of an entity to issue equity securities under ASX Listing Rule 7.1A is in addition to the entity's 15% placement capacity under ASX Listing Rule 7.1.

The actual number of equity securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the equity securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer to section 2(c) above).

(e) Minimum Issue Price

The issue price of equity securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of equity securities in the same class calculated over the 15 trading days immediately before:

(i) the date on which the price at which the equity securities are to be issued is agreed; or

(ii) if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(f) 10% Placement Period

Shareholder approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of:

(i) the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or

(ii) the date of the approval by shareholders of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), (**10% Placement Period**).

3. ASX Listing Rule 7.1A

The effect of Resolution 4 will be to allow the Directors to issue the equity securities under ASX Listing Rule 7.1A during the 10% Placement Period without using the Company's 15% placement capacity under ASX Listing Rule 7.1.

Resolution 4 is a special resolution and therefore requires approval of 75% of the votes cast by Shareholders present and eligible to vote (in person, by proxy, by attorney or, in the case of a corporate Shareholder, by a corporate representative).

4. Specific Information required by ASX Listing Rule 7.3A

Pursuant to and in accordance with ASX Listing Rule 7.3A, information is provided in relation to the approval of the 10% Placement Facility as follows:

(a) The equity securities will be issued at an issue price of not less than 75% of the VWAP for the Company's equity securities over the 15 trading days immediately before:

  (i) the date on which the price at which the equity securities are to be issued is agreed; or

  (ii) if the equity securities are not issued within 5 trading days of the date in paragraph (i) above, the date on which the equity securities are issued.

(b) If Resolution 5 is approved by the Shareholders and the Company issues equity securities under the 10% Placement Facility, the existing Shareholders' voting power in the Company will be diluted as shown in the below table (in the case of unlisted options, only if the unlisted options are exercised).

  There is a risk that:

  (i) the market price for the Company's equity securities may be significantly lower on the date of the issue of the equity securities than on the date of the Annual General Meeting; and

  (ii) the equity securities may be issued at a price that is at a discount to the market price for the Company's equity securities on the issue date,

  which may have an effect on the amount of funds raised by the issue of the equity securities.

  The table below shows the dilution of existing Shareholders on the basis of the current market price of Shares and the current number of ordinary securities for variable "A" calculated in accordance with the formula in ASX Listing Rule 7.1A(2) as at the date of this Notice of Meeting.

The table below also shows:

(i) two examples where variable "A" has increased by 50% and 100%. Variable "A" is based on the number of ordinary shares the Company has on issue. The number of ordinary securities on issue may increase as a result of issues of ordinary securities that do not require Shareholder approval (for example, a pro rata entitlements issue or scrip issued under a takeover offer) or future specific placements under ASX Listing Rule 7.1 that are approved at a future Shareholders' meeting; and

(ii) two examples of where the price of ordinary securities has decreased by 50% and increased by 50% as against the current market price.

Variable "A" in ASX Listing Rule 7.1A.2		Dilution		
		$0.29 **50% decrease in Deemed Price**	$0.44 **Deemed Price**	$0.66 **50% Increase in Deemed Price**
Current Variable A	**10% Voting Dilution**	40,812,842 Shares	40,812,842 Shares	40,812,842 Shares
408,128,419 Shares	**Funds raised**	$11,835,724	$17,957,650	$26,936,476
50% increase in current Variable A	**10% Voting Dilution**	61,219,263 Shares	61,219,263 Shares	61,219,263 Shares
612,192,629 Shares	**Funds raised**	$17,753,586	$26,936,476	$40,404,714
100% increase in current Variable A	**10% Voting Dilution**	81,625,684 Shares	81,625,684 Shares	81,625,684 Shares
816,256,838 Shares	**Funds raised**	$23,671,448	$35,915,301	$53,872,951

* Please note that the balances shown above are true and correct at time of printing.

The table has been prepared on the following assumptions:

(i) The Company issues the maximum securities available under the ASX Listing Rule 7.1A being 10% of the Company's shares on issue at the date of the Meeting;

(ii) No unlisted options are exercised into fully paid ordinary securities before the date of the issue of securities under ASX Listing Rule 7.1A. The Company has 25,663,965 unlisted options on issue at the date of this Notice of Meeting;

(iii) The table does not demonstrate an example of dilution that may be caused to a particular shareholder by reason of placements under ASX Listing Rule 7.1A, based on that shareholder's holding at the date of the Meeting;

(iv) The table only demonstrates the effect of issues of securities under ASX Listing Rule 7.1A. It does not consider placements made under ASX Listing Rule 7.1, the "15% rule";

(v) The price of ordinary securities is deemed for the purposes of the table above to be $0.44, being the closing price of the Company's listed securities on ASX on 10 October 2013 (**Deemed Price**). The Deemed Price is indicative only and does not consider the 20% discount to market that the securities may be placed at; and

(vi) The table does not demonstrate the effect of listed or unlisted options being issued under ASX Listing Rule 7.1A, it only considers the issue of the fully paid ordinary securities.

(c) The Company will only issue and allot the equity securities during the 10% Placement Period. The approval under Resolution 4 for the issue of the equity securities will cease to be valid in the event that Shareholders approve a transaction under ASX Listing Rule 11.1.2 (a significant change to the nature or scale of activities or ASX Listing Rule 11.2 (disposal of main undertaking).

(d) The Company may seek to issue the equity securities for the following purposes:

(i) non-cash consideration including for joint venture, licensing or collaboration agreements or the acquisition of new projects (although the Company presently has no proposal to do so). In such circumstances the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; or

(ii) cash consideration. In such circumstances, the Company intends to use the funds raised towards advancing specific Company projects and/or general working capital.

The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any equity securities.

The Company's allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees of equity securities will be determined on a case-by-case basis having regard to factors including but not limited to the following:

(i) the methods of raising funds that are available to the Company, including but not limited to, rights issue or other issue in which existing security holders can participate;

(ii) the effect of the issue of the Equity Securities on the control of the Company;

(iii) the financial situation and solvency of the Company; and

(iv) advice from corporate, financial and broking advisers (if applicable).

The allottees under the 10% Placement Facility have not been determined as at the date of this Notice of Meeting but may include existing substantial Shareholders and/or new Shareholders who are not related parties or associates of a related party of the Company.

Further, if the Company were to pursue an acquisition and were it to be successful in acquiring new resources assets or investments, it is possible that the allottees under the 10% Placement Facility will be the vendors of the new resources assets or investments.

(e) The Company previously obtained approval for the Additional Placement Capacity at its 2012 Annual General Meeting.

(f) A voting exclusion statement is included in the Notice of Meeting to which this Explanatory Memorandum relates. At the date of that Notice, the Company has not approached any particular existing Shareholder or security holder or an identifiable class of existing security holder to participate in the issue of the Equity Securities. No existing Shareholder's votes will therefore be excluded under the voting exclusion in the Notice.

In the 12 months prior to the Meeting, the Company has issued 67,438,491 Shares representing 19.79% of Shares on issue 12 months prior to the Meeting.

The information in the below tables is provided in accordance with ASX Listing Rule 7.3A.6 (b).

Shares issued in the 12 months prior to Meeting:

Date of Issue	No. Ordinary Shares	Issue Price	Closing Price*	Discount / Premium#	Issued to / basis of issue	Cash / Non-Cash	Funds Raised	Use of funds or if non-cash then value based on share price of $0.44
1/03/2013	110,000	0.00	0.20	(100.00%)	Issue of Shares to consultant	Non-Cash	Nil	Current non-cash value of $48,400
7/03/2013	1,843,240	0.28	0.23	20.39%	Issue of Shares to US Investors as per ATM	Cash	$ 510,393	After cost proceeds will be used for working capital, research programs and current clinical development.
11/03/2013	1,499,870	0.27	0.25	9.12%	Issue of Shares to US Investors as per ATM	Cash	$ 409,165	After cost proceeds will be used for working capital, research programs and current clinical development.
8/04/2013	25,641,030	0.20	0.22	(11.36%)	Private Placement to Sophisticated / Professional Investors	Cash	$ 5,000,001	After cost proceeds will be used for working capital, research programs and current clinical development.
8/04/2013	1,045,150	0.21	0.22	(4.32%)	Issue of Shares to US Investors as per ATM	Cash	$ 220,004	After cost proceeds will be used for working capital, research programs and current clinical development.
9/04/2013	244,740	0.22	0.21	4.14%	Issue of Shares to US Investors as per ATM	Cash	$ 53,525	After cost proceeds will be used for working capital, research programs and current clinical development.
10/04/2013	165,980	0.22	0.21	3.05%	Issue of Shares to US Investors as per ATM	Cash	$ 35,918	After cost proceeds will be used for working capital, research programs and current clinical development.
3/05/2013	10,370,488	0.20	0.20	(2.50%)	Share Purchase Plan	Cash	$ 2,022,245	After cost proceeds will be used for working capital, research programs and current clinical development.
2/08/2013	1,469,780	0.39	0.41	(3.78%)	Issue of Shares to US Investors as per ATM	Cash	$ 579,828	After cost proceeds will be used for working capital, research programs and current clinical development.
5/08/2013	465,980	0.38	0.38	0.29%	Issue of Shares to US Investors as per ATM	Cash	$ 177,585	After cost proceeds will be used for working capital, research programs and current clinical development.
6/08/2013	3,601,550	0.39	0.38	3.47%	Issue of Shares to US Investors as per ATM	Cash	$ 1,416,129	After cost proceeds will be used for working capital, research programs and current clinical development.
7/08/2013	2,517,590	0.38	0.40	(4.38%)	Issue of Shares to US Investors as per ATM	Cash	$ 962,978	After cost proceeds will be used for working capital, research programs and current clinical development.
26/08/2013	150,000	0.25	0.63	(60.32%)	Options Exercised - Consultants - PBTAW	Cash	$ 37,500	After cost proceeds will be used for working capital, research programs and current clinical development.
26/08/2013	286,625	0.00	0.63	(100.00%)	Options Exercised - Consultants - PBTAB	Non-Cash	Nil	Current non-cash value of $126,115
26/08/2013	10,000,000	0.30	0.63	(52.38%)	Options Exercised - Investor - PBTAM	Cash	$ 3,000,000	After cost proceeds will be used for working capital, research programs and current clinical development.
30/08/2013	1,167,610	0.58	0.58	0.84%	Issue of Shares to US Investors as per ATM	Cash	$ 682,935	After cost proceeds will be used for working capital, research programs and current clinical development.
9/09/2013	2,160,950	0.60	0.55	8.95%	Issue of Shares to US Investors as per ATM	Cash	$ 1,294,841	After cost proceeds will be used for working capital, research programs and current clinical development.
10/09/2013	1,395,610	0.57	0.53	8.15%	Issue of Shares to US Investors as per ATM	Cash	$ 799,964	After cost proceeds will be used for working capital, research programs and current clinical development.
11/09/2013	523,120	0.56	0.56	(0.27%)	Issue of Shares to US Investors as per ATM	Cash	$ 292,163	After cost proceeds will be used for working capital, research programs and current clinical development.
12/09/2013	2,056,760	0.54	0.54	(0.61%)	Issue of Shares to US Investors as per ATM	Cash	$ 1,103,863	After cost proceeds will be used for working capital, research programs and current clinical development.
3/10/2013	722,418	0.00	0.43	(100.00%)	Options Exercised - Employee - PBTAB	Non-Cash	Nil	Current non-cash value of $317,864

* Closing Price: Closing price of Shares as traded on ASX on Date of Issue.

\# Discount / Premium: Discount / premium of Issue Price to Closing Price.

As at the date of this Notice of Meeting, the Company has not spent the funds raised in any of the issues tabled above.

The Directors unanimously recommend Shareholders vote in favour of Special Resolution – Resolution 4.

Prana Biotechnology Limited

ACN: 080 699 065

PROXY FORM

SHAREHOLDER1
SHAREHOLDER2
SAMPLE ADDRESS1
SAMPLE ADDRESS2
SAMPLE ADDRESS3
SAMPLE ADDRESS4

I/We being a member/s of Prana Biotechnology Limited ("**Company**") and entitled to attend and vote at the meeting of the Company to be held at Giorgios Function Room, 1235 High Street, Armadale, Victoria 3143 on Thursday 28th November 2013 at 10.30am (Melbourne, Victoria time) appoint:

☐ the Chair of the meeting. **OR** ☐ ....
(mark box) (mark box) *(Full name of proxy or the office of the proxy)*

or if the person or body corporate named above fails to attend the meeting, or if no person/body corporate is named, the Chair of the meeting as my/our proxy to attend that meeting and vote on my/our behalf at that meeting and any adjournment or postponement of that meeting in accordance with the following directions (or if no directions have been given, as the proxy sees fit). If two proxies are appointed, the proportion of voting rights this proxy represents is ....%.

IMPORTANT: Directing the Chair how to vote on Resolution 1.

☐ If you do not mark this box, and you have not directed your proxy how to vote on Resolution 1, the Chair will not cast your votes on Resolution 1 and your votes will not be counted in calculating the required majority if a poll is called on this Resolution.
If you appoint the Chair of the meeting as your proxy you can direct the Chair how to vote on Resolution 1 by either marking the relevant boxes below (for example if you wish to vote "against" or "abstain" from voting) or by marking this box (in which case the Chair will vote in favour of Resolution 1. The Chair intends to vote all available proxies in favour of Resolution 1.

I/We (except where I/we have indicated a different voting intention below):

a) direct the Chair of the meeting to vote in accordance with the Chair's voting intentions on Resolution 1 to vote in favour of that Resolution.
b) authorise, in respect of Resolution 1, the Chair of the meeting to vote as described even though Resolution 1 is connected directly or indirectly with the remuneration of a member of key management personnel for the Company group; and
c) acknowledge that the Chair of the meeting may exercise your proxy in respect of Resolution 1 even though the Chair has an interest in the outcome of that Resolution and that votes cast by the Chair of the meeting for that Resolution, other than as proxy holder, will be disregarded because of that interest.

VOTING DIRECTIONS FOR YOUR PROXY

To instruct your proxy how to vote, insert 'X' in the appropriate column against each resolution set out below. If you do not instruct your proxy how to vote on a resolution, your proxy may vote as he/she thinks fit or abstain from voting.

I/We direct my/our proxy to vote as indicated below:

		For	Against	Abstain
Resolution 1.	Non-binding Resolution – Remuneration Report	☐	☐	☐
Resolution 2.	Re-Election of Non-Executive Director – Mr Brian Meltzer	☐	☐	☐
Resolution 3.	Ratification of previously issued securities – ATM	☐	☐	☐
Resolution 4.	Approval of 10% Placement Issue	☐	☐	☐

If a person:	If a company:
______________________ (Signature)	EXECUTED by: ______________ Name of company (print)
______________________ Name (print)	in accordance with the Corporations Act
	______________ (Signature) ______________ (Signature)
Date: ____/____/____	Date: ____/____/____

This proxy and any power of attorney or other authority under which it is signed (or a certified copy) must be lodged at:

(a) Suite 2, 1233 High Street, Armadale, Victoria, 3143; or
(b) by facsimile on (03) 9822 7735 by Tuesday 26 November 2013 at 10.30am (Melbourne, Victoria time), being not less than 48 hours before the time for holding the meeting or adjourned meeting as the case may be.

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

HOW TO COMPLETE THIS PROXY FORM

1 Your Name and Address

This is your name and address as it appears on the Company's share register. If this information is incorrect, please contact the Company's share registry to arrange for changes to be made.

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Annual General Meeting ("AGM") as your proxy, mark the box. If the person you wish to appoint as your proxy is someone other than the Chairman of the AGM please write the name of that person. If you leave this section blank, or your named proxy does not attend the AGM, the Chairman of the AGM will be your proxy. A proxy need not be a security holder of the Company.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be noted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 How the Chairman will vote undirected proxies

If you appoint the person chairing the meeting as your proxy and you are not a Restricted Voter by marking the box and submitting the Proxy Form you authorise the person chairing the meeting (the Chair) to exercise the proxy even though Resolution 1 is connected directly or indirectly with the remuneration of a member of the Company's key management personnel, and you will be taken to have directed the Chair to vote in accordance with his or her stated intention to vote in favour of Resolution 1.

If you have appointed the Chair as your proxy he or she can only cast your votes on Resolution 1 if you expressly authorise him or her to do so by marking the box on the proxy form or if you direct the Chair how to vote by marking either 'for, 'against' or 'abstain' for that item of business.

5 Appointment of a Second Proxy

You are entitled to appoint up to two persons as proxies to attend the AGM and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company's share registry or you may copy this form.

6 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is more than one name, all the security holders should sign.
Power of Attorney:	to sign under a Power of Attorney, you must have already lodged this document with the share registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, that person must sign this form. If the Company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise a Director must sign this form jointly with either another Director or Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of the corporation is to attend the AGM the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the Company's share registry.

7 Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 10:30am (Melbourne, Victoria time), 26 November 2013 being not later than 48 hours before the commencement of the AGM. Any Proxy Form received after that time will not be valid for the scheduled AGM.

Documents may be lodged by posting, delivery or facsimile to:

Registered Office
Suite 2
1233 High Street
Armadale Victoria 3143
PO Box 8694
Armadale Victoria 3143

Ph: 03 9824 5254
Fx: 03 9822 7735

This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.